Mercedes-Benz Auto Receivables Trust 2015-1
Investor Report
Collection Period Ended   31-Aug-2016

Amounts in USD

Dates

Collection Period No.	14	
Collection Period (from... to)	1-Aug-2016	31-Aug-2016
Determination Date	13-Sep-2016	
Record Date	14-Sep-2016	
Distribution Date	15-Sep-2016	
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Aug-2016	15-Sep-2016 Actual/360 Days 31
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Aug-2016	15-Sep-2016 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	369,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	323,000,000.00	175,288,708.65	150,952,711.50	24,335,997.15	75.343644	0.467346
Class A-2B Notes	215,000,000.00	116,678,242.60	100,479,359.04	16,198,883.56	75.343644	0.467346
Class A-3 Notes	441,580,000.00	441,580,000.00	441,580,000.00	0.00	0.000000	1.000000
Class A-4 Notes	157,000,000.00	157,000,000.00	157,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,505,580,000.00**	**890,546,951.25**	**850,012,070.54**	**40,534,880.71**		
Overcollateralization	38,608,085.19	38,604,702.13	38,604,702.13			
Adjusted Pool Balance	1,544,188,085.19	929,151,653.38	888,616,772.67			
Yield Supplement Overcollateralization Amount	72,757,380.27	41,709,786.46	39,838,066.58			
Pool Balance	**1,616,945,465.46**	**970,861,439.84**	**928,454,839.25**			

	Amount	Percentage
Initial Overcollateralization Amount	38,608,085.19	2.50%
Target Overcollateralization Amount	38,604,702.13	2.50%
Current Overcollateralization Amount	38,604,702.13	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.390000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	0.820000%	119,780.62	0.370838	24,455,777.77	75.714482
Class A-2B Notes	0.777650%	78,132.77	0.363408	16,277,016.33	75.707053
Class A-3 Notes	1.340000%	493,097.67	1.116667	493,097.67	1.116667
Class A-4 Notes	1.750000%	228,958.33	1.458333	228,958.33	1.458333
Total		**$919,969.39**		**$41,454,850.10**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	41,816,455.55	(1) Total Servicing Fee	809,051.20
Interest Collections	2,320,938.02	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	97,014.88	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	249,317.65	(3) Interest Distributable Amount Class A Notes	919,969.39
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	5,260.68	(6) Regular Principal Distributable Amount	40,534,880.71
Available Collections	**44,488,986.78**	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	2,225,085.48
Available Funds	**44,488,986.78**	**Total Distribution**	**44,488,986.78**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	809,051.20	809,051.20	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	919,969.39	919,969.39	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	119,780.62	119,780.62	0.00
thereof on Class A-2B Notes	78,132.77	78,132.77	0.00
thereof on Class A-3 Notes	493,097.67	493,097.67	0.00
thereof on Class A-4 Notes	228,958.33	228,958.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	919,969.39	919,969.39	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	40,534,880.71	40,534,880.71	0.00
Aggregate Principal Distributable Amount	40,534,880.71	40,534,880.71	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,860,470.21
Reserve Fund Amount - Beginning Balance	3,860,470.21
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	490.49
minus Net Investment Earnings	490.49
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,860,470.21
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	490.49
Net Investment Earnings on the Collection Account	4,770.19
Investment Earnings for the Collection Period	5,260.68

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,616,945,465.46	51,910
Pool Balance beginning of Collection Period	970,861,439.84	40,118
Principal Collections	25,188,170.65	
Principal Collections attributable to Full Pay-offs	16,628,284.90	
Principal Purchase Amounts	0.00	
Principal Gross Losses	590,145.04	
Pool Balance end of Collection Period	928,454,839.25	39,156
Pool Factor	57.42%	

	As of Cutoff Date	Current
Weighted Average APR	2.83%	2.82%
Weighted Average Number of Remaining Payments	54.86	41.88
Weighted Average Seasoning (months)	10.12	23.98

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	925,365,659.03	39,046	99.67%
31-60 Days Delinquent	2,068,736.94	76	0.22%
61-90 Days Delinquent	873,850.01	27	0.09%
91-120 Days Delinquent	146,593.27	7	0.02%
Total	928,454,839.25	39,156	100.00%

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	590,145.04	21	5,613,174.15	162
Principal Net Liquidation Proceeds	96,616.64		701,911.00	
Principal Recoveries	244,576.57		1,996,980.62	
Principal Net Loss / (Gain)	248,951.83		2,914,282.53	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.315%
Prior Collection Period	(0.092%)
Second Prior Collection Period	(0.135%)
Third Prior Collection Period	1.252 %
Four Month Average	0.335%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.180%
Average Net Loss / (Gain)	17,989.40

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.